                                                                    EXHIBIT 12.1

                       Statement re: Computation of Ratios
                    (in thousands, except ratio of earnings)

                                                                           Six Months Ended
                                             Fiscal Year Ended June 30,      December 31,
                                            ---------------------------   ------------------
                                              2001      2000      1999     2001       2000
                                            -------    ------    ------   -------   --------
Earnings (loss) from continuing             (91,551)   30,369      33     (67,035)   19,377
  operations before taxes
Fixed charges from continuing operations:
  Interest expense and amortization of
    debt discount on all indebtedness ...       387       490     398         110       245
  Interest included in rent .............     3,861     2,700     253       1,931     1,350
Total fixed charges from continuing
  operations ............................     4,248     3,190     651       2,041     1,595
Earnings (loss) before taxes and fixed...   (87,303)   33,559     684     (64,994)   20,972
  charges................................
Ratio of earnings to fixed charges (1)...      --(2)     10.6X   1.05X       --(2)     13.1X

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense that we believe to be representative of interest. Earnings were inadequate to cover fixed charges in fiscal 2001 and for the six months ended December 31, 2001.

(2)  Earnings were inadequate to cover fixed charges.


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